[SPX Corporation Letterhead]

December 3, 2007

Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attn:  Mr. Kevin L. Vaughn

Re:	SPX Corporation
Form 10-K for the Year Ended December 31, 2006
Form 10-Q for the Quarter Ended September 29, 2007
File No. 001-06948

Dear Mr. Vaughn:

This letter sets forth the responses of SPX Corporation (together with its subsidiaries, “we” or “our”) to comments on the above-referenced filings provided by the Staff of the Securities and Exchange Commission by letter dated November 30, 2007.

The Staff’s comments are restated below in bold type, and are in each case followed by our response.

Form 10-K for the Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 48

Note 4. Acquisitions and Discontinued Operations, page 54

1.              We note that you disposed of your Dock Products, Dielectric Tower (“Tower”) and Security and Protection (“Vance”) businesses during fiscal 2006.  We also note from page 7 of your September 29, 2007 Form 10-Q that you disposed of your Contech business during the second quarter of 2007.  We further note that you did not file pro forma financial statements on Form 8-K relating to the disposition of these businesses.  Please tell us how you evaluated each of these dispositions for significance under Rule 1-02(w) of Regulation S-X for purposes of filing financial statements required by Item 9.01(b) of Form 8-K.

Response

At the time of a business disposition, we review, among other things, the significance of our investment in the business, the total assets of the business, and the earnings of the business in relation to our consolidated total assets and earnings.  In our evaluation of the Dock Products’ (“Dock”) disposition, we concluded that Dock did not meet the significance test under Rule 1-02(w) of Regulation S-X.  However, upon further review in response to this comment, we have determined that Dock met the definition of a significant subsidiary, as our initial evaluation inappropriately excluded Dock’s 2005 impairment charge of approximately $42.0 million from the income significance test.  As revised, Dock’s loss from continuing operations before income taxes as of the most recently completed fiscal year prior to its disposition (i.e. the year ended December 31, 2005) represented, on an absolute basis, approximately 28% of our average consolidated income (see table below).  The presentation of Dock as a discontinued operation was fully reflected in our financial statements filed with our 2006 Form 10-K approximately four months later on March 1, 2007.  Accordingly, in our view pro forma information was not required per Rule 11-01(a)(4) after such time.

We concluded that the sale of our Security and Protection business (“Vance”) did not meet the definition of a significant subsidiary at the time of disposition on January 18, 2006 (see table below).

			% of SPX Corporation (together with its subsidiaries)
Disposition	Discontinued During the Quarter Ended	Date Sold	Investments in and Advances to Subsidiary		Total Assets		Income from Continuing Operations, before Income taxes
Dock	June 30, 2006	October 24, 2006	0.8%	(1)	1.3%	(1)	-28.0%	(2)
Vance	September 30, 2005	January 18, 2006	1.3%	(3)	1.8%	(3)	-2.2%	(4)
Tower	December 31, 2005	March 17, 2006	0.0%	(5)	0.1%	(5)	0.0%	(6)
Contech	September 30, 2006	April 16, 2007	2.4%	(7)	3.6%	(7)	3.2%	(8)

(1) Based on the related figures for Dock as of December 31, 2005 divided by the respective consolidated figures for SPX Corporation as reported in our 2005 Form 10-K.

(2) Based on the related figure for Dock for the year ended December 31, 2005 divided by the related five-year average consolidated figure, as determined in accordance with Rule 1-02(w) of Regulation S-X.

(3) Based on the related figures for Vance as of December 31, 2004 divided by the respective consolidated figures for SPX Corporation as reported in our 2004 Form 10-K.

(4) Based on the related figure for Vance for the year ended December 31, 2004 divided by the related consolidated figure for SPX Corporation derived from our 2004 Form 10-K, as determined in accordance with Rule 1-02(w) of Regulation S-X.

(5) Based on the related figures for Tower as of December 31, 2005 divided by the respective consolidated figures for SPX Corporation as reported in the 2005 Form 10-K.

(6) Based on the related figure for Tower for the year ended December 31, 2005 divided by the related five-year average consolidated figure, as determined in accordance with Rule 1-02(w) of Regulation S-X.

(7) Based on the related figures for Contech as of December 31, 2006 divided by the respective consolidated figures for SPX Corporation as reported in the 2006 Form 10-K.

(8) Based on the related figure for Contech for the year ended December 31, 2006 divided by the related consolidated figure for SPX Corporation derived from our 2006 Form 10-K.

Our Dielectric Tower (“Tower”) business was sold on March 17, 2006.  The presentation of Tower as a discontinued operation was fully reflected in our financial statements filed with our 2005 Form 10-K on March 16, 2006.  Accordingly, in our view pro forma information was not required per Rule 11-01(a)(4).  In addition, and as noted in the previous table, our calculations indicate that Tower did not meet the definition of a significant subsidiary at the time of disposition.

Our Contech business was sold on April 16, 2007.  The presentation of Contech as a discontinued operation was fully reflected in our financial statements filed with our 2006 Form 10-K on March 1, 2007.  Accordingly, in our view pro forma information was not required per Rule 11-01(a)(4).  In addition, and as noted in the previous table, our calculations indicate that Contech did not meet the definition of a significant subsidiary at the time of disposition.

Exhibits 31.1 and Exhibits 31.2

2.              We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K.  Specifically, in paragraph 4(d), you have removed the language “(the registrant’s fourth fiscal quarter in the case of an annual report)”.  We note similar modifications within your March 31, 2007, June 30, 2007, and September 29, 2007 Forms 10-Q.  Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Response

In future filings, we will conform the language in Exhibits 31.1 and 31.2 to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended September 29, 2007

Notes to Condensed Consolidated Financial Statements, page 5

Note 1. Basis of Presentation, page 5

3.              We note that you establish actual interim closing dates using a fiscal calendar even though you close your books on the Saturday closest to the end of the calendar for efficiency purposes.  Please revise your future filings to present your quarterly financial statements as of the actual quarter-end.

Response

In future filings, we will present our quarterly financial statements as of our actual interim closing dates.

4.              We note that you recognized $13.5 million of income tax benefits during the third quarter of fiscal 2007 related to the reversal of certain deferred tax liabilities associated with businesses previously disposed of and reported as discontinued operations primarily in fiscal 2005.  Please explain to us how you concluded that the impact of this error was not material to your interim and forecasted annual results of operations for the periods ended September 30, 2007 and December 31, 2007.  Please specifically address how you evaluated the materiality of this error on your loss from discontinued operations, which was $.2 million and $11.3 million for the three and nine months ended September 30, 2007.

Response

At the end of each quarter, we quantify and assess all identified misstatements that impact prior periods in accordance with Staff Accounting Bulletin (“SAB”) 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”  In addition to assessing the quantitative aspects of each identified misstatement, we also consider the qualitative factors outlined in SAB 99, “Materiality.”  With regard to the $13.5 million misstatement of deferred income taxes identified in the third quarter of 2007, $10.5 million relates to 2005 and the remaining $3.0 million relates to 2006.  These misstatements had no impact on our income from continuing operations and we concluded that these prior period misstatements were immaterial in relation to net income, representing 1.0% of the $1,090.0 million of net income in 2005 and 1.8% of the $170.7 million of net income in 2006.  In addition, after consideration of the following key qualitative factors outlined in SAB 99, we concluded that there were no matters surrounding the $13.5 million misstatement that would impact our above conclusion.

•                  Whether the misstatement masks a change in earnings or other trends.  As noted later herein, the $13.5 million misstatement had no significant impact on our earnings trends.

•                  Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.  In our view, the $13.5 million misstatement had no impact on analysts’ consensus expectations, as the analyst community, along with our investors, focus on income from continuing operations in assessing our financial performance.

•                  Whether the misstatement changes a loss into income or vice versa.  As previously noted, net income for 2005 and 2006 totaled $1,090.0 million and $170.7 million, respectively.

•                  Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.  The $13.5 million misstatement had no impact on our compliance with loan covenants or other contractual requirements, as our existing financing arrangements focus on earnings before interest, taxes, depreciation and amortization (“EBITDA”) in assessing our financial performance.

•                  Whether the misstatement involves concealment of an unlawful transaction.  The $13.5 million misstatement did not conceal any unlawful transaction on the part of the company.

After concluding that no prior period was materially misstated, we evaluated the impact of recording the $13.5 million misstatement in the third quarter 2007 results.  Our evaluation considered the guidance of Accounting Principles Board (“APB”) Opinion 28, “Interim Financial Reporting,” paragraph 29, which states:

“In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

As noted in the first table below, the $13.5 million misstatement of deferred income taxes represents approximately 4.9% of projected net income for 2007, with such projection determined as of the date of the filing of our Form 10-Q for the period ended September 30, 2007.  When combined with the misstatement related to our Japanese operation (see comment number 5 below), the net misstatement is reduced to approximately $6.1 million or 2.2% of projected net income for 2007, as indicated in the second table below.  We concluded that these misstatements, both individually and in the aggregate, were not material with respect to our projected net income for fiscal 2007 from a quantitative standpoint.  We also considered the key qualitative factors of these misstatements (i.e., generally the same factors that were considered in assessing the impact of this misstatement on 2005 and 2006 results), as outlined in SAB 99, in assessing the related impact on current year projected results and determined that there were no additional matters that would impact such conclusion.

Impact of Deferred Tax Misstatement:
($’s in millions)	Misstatement	Net Income	Misstatement as a % of Net Income
Annual Projection - 2007	$13.5	$275.0	4.9%

Impact of Net Misstatements Related to Deferred Taxes and Japanese Operation:
($’s in millions)	Net Misstatements	Net Income	Net Misstatements as a % of Net Income
Annual Projection - 2007	$6.1	$275.0	2.2%

In addition, we determined that neither of these misstatements, on an individual or aggregate basis, had a material impact on the trend of earnings between 2006 and 2007, as indicated in the table below, as the income from continuing operations and net income for the periods presented in 2007 significantly exceed the related amounts in 2006.

					Annual
($’s in millions)	Q3		Nine Months Ended		Projected	Actual
	2007	2006	2007	2006	2007	2006
Income from Continuing Operations	$93.1	$50.7	$197.3	$137.5	$286.0	$220.4

Net Income(Loss)	$92.9	$(48.1)	$186.0	$83.9	$275.0	$170.7
	(1)	(1)	(1)	(1)	(2)	(2)

(1) Figures derived from the condensed consolidated financial statements included in our Form 10-Q for the period ended September 30, 2007.

(2) Figures derived from the consolidated financial statements included in our Form 8-K filed on November 21, 2007.

Although we determined that the $13.5 million misstatement of deferred income taxes and the $7.4 million misstatement related to our Japanese operation were not material in relation to our estimated income for fiscal 2007 and had no significant impact on our earnings trend, we separately disclosed these misstatements in our Form 10-Q for the period ended September 30, 2007, as we considered the amounts to be significant in relation to our third quarter 2007 financial results.

As noted above, our evaluation of these misstatements focused primarily on the impact on income from continuing operations and net income, as we consider these measures to be of the most relevance to the users of our financial statements.  As previously stated, we concluded that the $13.5 million misstatement was immaterial in relation to our projected net income for 2007, when considered on an individual basis and in combination with other misstatements corrected in the third quarter of 2007.  However, it is important to note that our assessment of the impact of the $13.5 million misstatement on current year results (i.e., the three and nine months ended September 30, 2007) also considered the impact on the reported loss from discontinued operations.  We concluded that a comparison of the impact of this misstatement to the absolute amount of this line item was not meaningful, particularly in view of our investors’ and analysts’ focus on continuing operations, as our reported loss from discontinued operations for the three and nine months ended September 30, 2007 was only $0.2 million and $11.3 million, respectively.  Further, as indicated in the table below, there is no trend in our reported discontinued operations results during 2006 and 2007 or for any other periods (as shown in our historical financial statements) as the results are subject to the timing of divestiture transactions.

($’s in millions)	Q3		Nine Months Ended
	2007	2006	2007	2006
Income from Continuing Operations	$93.1	$50.7	$197.3	$137.5

Loss from Discontinued Operations	(0.2)	(98.8)	(11.3)	(53.6)

Net Income(Loss)	$92.9	$(48.1)	$186.0	$83.9
	(1)	(1)	(1)	(1)

(1) Figures derived from the condensed consolidated financial statements included in our Form 10-Q for the period ended September 30, 2007.

Accordingly, and as previously discussed, we recorded and disclosed the impact of the $13.5 million misstatement on the loss from discontinued operations in accordance with APB 28, paragraph 29.  The related disclosure provides the users of our financial statements with the necessary information to assess the impact of this misstatement on the loss from discontinued operations.

5.     We note that you recognized $7.4 million of expenses that resulted in a reduction to income from continuing operations within the third quarter of 2007 for periods prior to 2007 related to your Japanese operation within your Test and Measurement segment.  Please tell us what periods these errors relate to by quantifying the amount of the error as of January 1, 2006 and for each subsequent quarter.

Response

As noted in the table below, $1.9 million of the $7.4 million misstatement related to the quarterly periods from the first quarter of 2006 through the second quarter of 2007, with a resulting misstatement of no greater than $0.5 million, or 2.3% of income from continuing operations and net income, in any period.  The remaining $5.5 million related to periods prior to 2006.  As discussed in our response to comment number 4 above, we evaluated the impact on the related prior periods using the guidance in SAB 108 and SAB 99, and concluded that the impact was not material. We also assessed the impact of the $7.4 million misstatement on current year projected results, including income from continuing operations and net income, using the guidance in APB 28, paragraph 29, and concluded that the impact of the misstatement was not material (see table below).

($’s in millions)	Overstatement (Understatement) of Net Income	Actual Income from Continuing Operations	Actual Net Income(Loss)		Misstatement as a % of Income from Continuing Operations	Misstatement as a % of Net Income(Loss)
Q1 2006	$0.5	$23.6	$21.7	(1)	2.1%	2.3%
Q2 2006	0.5	63.2	110.3	(1)	0.8%	0.5%
Q3 2006	0.5	50.7	(48.1	)(1)	1.0%	-1.0%
Q4 2006	0.5	82.9	86.8	(1)	0.6%	0.6%
Q1 2007	—	32.5	29.2	(2)	0.0%	0.0%
Q2 2007	(0.1)	71.7	63.9	(2)	-0.1%	-0.2%
	$1.9

Annual Projection - 2007	$(7.4)	$286.0	$275.0		-2.6%	-2.7%

(1) Actual figures derived from Note 16 to the consolidated financial statements included in our Form 8-K filed on November 21, 2007.

(2) Actual figures for 2007 derived from our respective 2007 Forms 10-Q after considering the impact of recording the Air Filtration business unit as a discontinued operation in Q3 2007.

*  *  *  *  *

In connection with this response, we acknowledge the following:

•      The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•      The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or desire to discuss our responses to your comments, please contact the undersigned via telephone at (704) 752-4455 or via e-mail at patrick.oleary@spx.com.

Very truly yours,

/s/ Patrick J. O’Leary
Patrick J. O’Leary
Executive Vice President
and Chief Financial Officer

cc:       Martin James

            Senior Assistant Chief Accountant

            Tara Harkins

            Staff Accountant